[LOGO      V-GPO, Inc.
 GRAPHIC]  2150 Whitfield Industrial Way
           Sarasota, Florida 34243
           (941) 727-1552  (941) 739-2078 fax


                                  May 16, 2005


VIA FACSIMILE (202) 942-9635
AND US MAIL


Mr. Daniel Gordon, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 0409
Washington, DC 20549


         RE:      V-GPO, Inc., Form 10-KSB
                  For the Fiscal Year Ended December 31, 2004
                  Filed March 30, 2005
                  File No. 0-30101


Dear Mr. Gordon:

     Please accept the following as responses by V-GPO, Inc. ("Company") to your May 6, 2005 comment letter concerning the above filing by the Company:

     1. As of the date of filing of the 2004 Annual Report on SEC Form 10K-SB, the Company believed a negative outcome relative to the landlord judgment was reasonably possible as defined under paragraph 8 of SFAS No. 5. In accordance with paragraph 10 of SFAS No. 5, the $406,000 loss contingency was disclosed in the footnotes to the financial statements, but not accrued as a liability as of December 31, 2004.

     The Company arrived at the above conclusions based upon the facts and circumstances known at the time the Annual Report was filed and an evaluation of the merits of its appeal after consultation with Texas counsel representing the Company in connection with its appeal of the judgment.

     The Company believes its policy accounting for contingent liabilities is reasonable and complies with current accounting principles generally accepted in the U.S.

     In future filings, we will include additional disclosure within the liquidity section of the MD & A and discuss how we would address this possible loss contingency.

     2. All of the Company's related party assets and liabilities at December 31, 2004 are with entities owned and controlled by Norman R. Dobiesz, the Company's Chief Executive Officer and Chairman and Samuel Greco, the Company's Chief Operating Officer and Director. In the aggregate, Messrs. Dobiesz and Greco control entities that own in excess of 86% of the Company's issued and outstanding common stock. The Company has accounted for its transactions with related parties in accordance with paragraph 7 of APB 10 and paragraphs 5 and of FIN 39.

     The assets and liabilities are determinable and the parties have the right to set off amounts owed to each other. The Company intends to setoff the amounts and believes it has the right of setoff under applicable law. The debts exist between debtors under mutual control with each acting in their capacity as both debtor and creditor.

     Accordingly, the Company believes it has the right of setoff and has reported the net amount due at December 31, 2004 in accordance with current accounting principles generally accepted in the U.S.

     3. The Bonds in definitive form (paper) were delivered in January 2004 to HSBC Bank as Trustee under an Indenture of Trust. HSBC Bank delivered the Bonds in definitive form to the Depository Trust Company ("DTC") in order for the Bonds to be eligible for electronic trading. To the Company's best knowledge, the Bonds in definitive form: (i) continued to be held by DTC on and after initial delivery to DTC by HSBC Bank; and (ii) no purchaser of the Bonds has ever had physical possession of the Bonds.

     As described in the Company's April 27, 2005 response letter to you, the initial holder of the Bonds in electronic form through a brokerage firm that was a participant under the DTC electronic trading system failed to pay the agreed to consideration for the Bonds and refused IHI's demand for return of the Bonds. Neither DTC nor HSBC could provide IHI with any information as to any transferee of any interest in the Bonds. The initial purchaser refused to provide IHI with any information concerning the holder(s) interests in the Bonds. Accordingly, IHI commenced litigation in New York State Supreme Court against the initial purchaser and its affiliates seeking the return of the Bonds and damages for breach of contract and fraud. At the April 8, 2005 Court appearance by counsel to the parties at which the Temporary Restraining Order obtained by IHI (restraining any transfer of an interest in the Bonds by any of the Defendants) was continued, the Court directed the Defendants to disclose the location of the Bonds. Enclosed is a copy of an April 21, 2005 letter to the Court from counsel to the Defendants disclosing to the Court only - not IHI - the firm where the Bonds are allegedly deposited (note the third paragraph where it is stated that the alleged location of the Bonds was redacted from the copy of the April 21st letter sent to IHI's counsel).

     On May 13, 2005, counsel appeared before the Court and the Court: (i) rescheduled the hearing from May 16, 2005 to June 6, 2005; (ii) directed that IHI and the Defendants (collectively) would each have the right to conduct one deposition; (iii) continued the Temporary Restraining Order; and (iv) provided IHI's counsel with an unredacted copy of the April 21st letter to the Court from counsel to the Defendants. On May 13, 2005, IHI's counsel faxed a copy of the Temporary Restraining Order to the institution allegedly holding the Bonds and the brokerage firm mentioned in the April 21st letter in order to advise them of the Court ordered restraint on any transfer. IHI's counsel served a copy of the Temporary Restraining Order on DTC. DTC recently advised IHI's counsel that it imposed a "chill order" against the Bonds in its electronic trading system which we were advised is intended to "stop transfer" any electronic transactional activity regarding the Bonds between broker participants in the DTC electronic trading system.

     IHI never received any payment for the Bonds nor has any party sought to enforce any of the payment obligations provided for in the Bonds, HSBC has resigned as Trustee. Under the circumstances, the Company would vigorously oppose any claim that IHI is liable under the Bonds and believes a Court would ultimately deny any such Claim.

     This response letter has been reviewed by our auditors. You may contact the undersigned if you have any questions at (800) 486-3141.

                                         Very truly yours,

                                         V-GPO, INC.


                                         By: /s/ NORMAN R. DOBIESZ
                                             Norman R. Dobiesz, Chairman and CEO


NRD/dak


cc:      William Demarest, Staff Accountant
           Facsimile (202) 942-9635

         Peter Stefanou, CPA
           Russell Bedford Stefanou Mirchandani LLP
           Facsimile (703) 448-3515